Exhibit 1

FOR IMMEDIATE RELEASE	19 AUGUST 2013

WPP PLC (“WPP”)

Addison acquires majority stake in digital corporate communications agency,

The Group, in the UK

WPP announces that its wholly-owned company Addison Corporate Marketing Limited (“Addison”), the corporate communications agency, has acquired a majority stake in Emaxol Limited, the holding company of IR Group Limited (“The Group”), the UK’s leading online corporate communications agency. The combined business will trade as Addison Group.

Founded in London in1991 by Mark Hill, The Group employs 65 people and specialises in designing, building, hosting and developing corporate websites and digital consulting services. Clients include Tesco, BG Group, Centrica, Kingfisher, InterContinental Hotels Group, Tullow Oil, Cairn Energy, Petrofac and Rexam.

The Group’s consolidated unaudited revenues for the year ended 31 July 2013 were £5.9 million, with gross assets of £5.1 million as at the same date.

This investment continues WPP’s strategy of developing its services in important markets and sectors and its declared commitment to strengthening its digital capabilities across all its disciplines. WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years. Collectively, WPP companies (including associates) employ 15,000 people in the UK with revenues of nearly US$3billion (including associates).

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204